[NATIXIS FUNDS LETTERHEAD]

September 18, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: James O’Connor

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant: Natixis Funds Trust II
File No.: 811-00242
Filing Type: Form N-1A

Dear Mr. O’Connor:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on September 8, 2008 and September 10, 2008, regarding the Natixis Funds Trust II (the “Trust”) registration statement on Form N-1A for the ASG Global Alternatives Fund (the “Fund”), which was filed with the Commission on July 17, 2008 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Trust’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Trust in the Registration Statement.

References to page numbers are to the revised Class A and C prospectus. For your convenience, we have excerpted the revised disclosure and included it in Exhibit A. Please note that the Registration Statement is scheduled to become effective automatically on September 30, 2008, and the Fund expects to commence its offering shortly thereafter.

1.	Comment. Please explain what is meant by “factor exposures” on page 3 of the prospectus.

Response. In response to the comment, the term “factor exposures” has been replaced with the term “market exposures,” and examples of these market exposures have been provided. The revised disclosure is set forth on page 3 of the prospectus.

2.	Comment. Please explain which databases “commercially available databases” refers to on page 3 of the prospectus. Are the Fund’s returns intended to track the returns of a particular index?

Response. The Fund does not track a particular index. In response to the comment, disclosure regarding the databases (including an example of one of the databases used) has been revised and is set forth on page 3 of the prospectus.

3.	Comment. Please explain what is meant by “dynamic factor selection” on page 3 of the prospectus.

Response. In response to the comment, the term “dynamic factor selection” has been replaced with disclosure that indicates that the Adviser allocates the Fund’s portfolio among market exposures. The revised disclosure is set forth on page 3 of the prospectus.

4.	Comment. Please explain whether the amount invested in derivatives will vary over time, and whether the Adviser has specific limitations on the amount that can be invested in derivatives.

Response. The Fund has added disclosure stating that under normal market conditions it is expected that no more than 25% of the Fund’s total assets will be dedicated to initial and variation margin payments in connection with its derivative transactions. The current disclosure indicates that the amount invested in derivatives may vary over time. The revised disclosure is set forth on page 3 of the prospectus.

5.	Comment. Please explain whether there is a specific limitation on the amount that can be invested in the money market portion of the Fund.

Response. The Fund has added disclosure stating that under normal market conditions it is expected that no less than 75% of the Fund’s assets will be invested in money market instruments. The revised disclosure is set forth on page 3 of the prospectus.

6.	Comment. Please explain whether there are any specific limits on the amounts that can be invested in traditional equity securities, debt securities or cash.

Response. Disclosure regarding traditional equity securities, debt securities and cash has been removed from the prospectus because these investments will not be principal strategies of the Fund.

7.	Comment. Please clarify whether the Fund’s portfolio turnover rate will be over 100%. If the turnover rate is over 100%, please adequately disclose the tax and other ramifications of the portfolio turnover rate.

Response. Although the Fund expects that its portfolio turnover rate will be less than 100%, the Fund has added additional disclosure about the effects of portfolio turnover to page 4 of the prospectus. In determining the Fund’s portfolio turnover rate, the use of certain derivative instruments with relatively short maturities will be excluded from the calculation of portfolio turnover. Instruments excluded from the calculation of portfolio turnover generally would include the futures contracts in which the Fund invests because such contracts usually have a remaining maturity of less than one year.

8.	Comment. Please explain whether there is a specific limit on the amount that may be invested in physical commodities.

Response. In response to the comment, more detailed disclosure regarding limitations on the amount invested in physical commodities has been added. The revised disclosure is set forth on page 4 of the prospectus.

9.	Comment. Please explain the role of the Subadviser.

Response. The Trust respectfully submits that the role of the Subadviser is appropriately disclosed on page 4 of the prospectus, which states that the Adviser determines the amount of assets to be held in the Money Market Portion and also states the following:

The Subadviser will only invest the assets of the Money Market Portion in high quality securities which are denominated in U.S. dollars, and will select securities for investment based on various factors, including the security’s maturity and rating. The Subadviser will invest primarily in (i) short-term obligations issued or guaranteed by the United States Government, its agencies or instrumentalities (“U.S. Government Obligations”); (ii) securities issued by foreign governments, their political subdivisions or agencies or instrumentalities; (iii) certificates of deposit, time deposits and bankers’ acceptances issued by domestic banks, foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks; (iv) variable amount master demand notes; (v) participation interests in loans extended by banks to companies; (vi) commercial paper or similar debt obligations; and (vii) repurchase agreements.

10.	Comment. Please state that the Fund is an investment company under the Investment Company Act of 1940 (the “1940 Act”) and intends to qualify as a registered investment company under the U.S. federal income tax laws.

Response. The Fund is an investment company and intends to qualify as a “regulated investment company” under the U.S. federal income tax laws. Please see the section “Tax Consequences” on page 31 of the prospectus, which states the following:

The Fund intends to meet all requirements under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), necessary to qualify for treatment as a “regulated investment company,” and thus does not expect to pay any federal income tax on income and capital gains distributed to shareholders.

11.	Comment. Please state whether the Fund is diversified or non-diversified under the 1940 Act.

Response. The Fund is diversified under the 1940 Act, and disclosure regarding such appears in the Statement of Additional Information of the Fund under “The Trust” on page 6.

12.	Comment. Please describe the type of exposure, if any, that a derivatives counterparty is subject to, and whether there is any derivative counterparty that guarantees more than 10% of the value of the Fund. Please provide full financial statements for any derivative counterparty that guarantees more than 25% of the value of the Fund.

Response. In response to the comment, additional counterparty risk disclosure has been added to the “Principal Investment Risks” section on page 4. Further, the Fund expects that its net exposure to any one derivatives counterparty (excluding clearing corporations) will be less than 10% of the Fund’s net asset value.

In connection with the above-referenced filing, we acknowledge that:

¡	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

¡

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

¡	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Russell L. Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.

Exhibit A

Revised Disclosure Responding to Comment 1

(The following revised disclosure will appear on page 3 of the prospectus.)

The Fund seeks to generate absolute returns over time rather than track the performance of any particular index of hedge fund returns. In selecting investments for the Fund, the Adviser uses quantitative models to estimate the market exposures that drive the aggregate returns of a diverse set of hedge funds. These market exposures may include, for example, exposures to the returns of stocks, fixed income securities (including U.S. and non-U.S. government securities), currencies and commodities.

Revised Disclosure Responding to Comment 2 and 3

(The following revised disclosure will appear on page 3 of the prospectus.)

In estimating these market exposures, the Adviser analyzes the returns of hedge funds included in one or more commercially available databases selected by the Adviser (for example, the Lipper TASS hedge fund database), and seeks to use a variety of derivative instruments to capture such exposures in the aggregate while adding value through dynamic allocation among market exposures and volatility management.

Revised Disclosure Responding to Comment 4

(The following revised disclosure will appear on page 3 of the prospectus.)

Under normal market conditions, it is expected that no more than 25% of the Fund’s total assets will be dedicated to initial and variation margin payments relating to the Fund’s derivative transactions.

Revised Disclosure Responding to Comment 5

(The following revised disclosure will appear on page 3 of the prospectus.)

Under normal market conditions, the Fund expects to invest no less than 75% of its assets in money market and other short-term, high quality securities managed by the Subadviser (the “Money Market Portion”).

Revised Disclosure Responding to Comment 7

(The following revised disclosure will appear on page 4 of the prospectus.)

The Fund may engage in active and frequent trading of securities and other instruments. Effects of frequent trading may include high transaction costs, which may lower the Fund’s return, and realization of greater short-term capital gains, distributions of which are taxable to shareholders who are individuals as ordinary income. Trading costs and tax effects associated with frequent trading may adversely affect the Fund’s performance.

Revised Disclosure Responding to Comment 8

(The following revised disclosure will appear on page 4 of the prospectus.)

Whereas the Fund does not intend to invest in physical commodities directly, the Fund does expect to invest in commodity-related derivatives. The Fund intends that its commodity-related investments will be made through a wholly-owned subsidiary organized under the laws of a non-U.S. jurisdiction. Under normal market conditions, no more than 10% of the Fund’s assets will be dedicated to initial and variation margin payments relating to the transactions.

Revised Disclosure Responding to Comment 12

(The following revised disclosure will appear on page 4 of the prospectus.)

The Fund will be subject to credit risks with respect to the counterparties of its derivative transactions. Many of the protections afforded to participants on organized exchanges, such as the performance guarantee of an exchange clearing house, are not available in connection with over-the-counter (“OTC”) derivative transactions, such as foreign currency transactions. As a result, in instances when the Fund enters into OTC derivative transactions, the Fund will be subject to the risk that its direct counterparty will not perform its obligations under the transactions and that the Fund will sustain losses or be unable to realize gains.